April 5, 2005

Larry Greene, Esq.
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   Harris & Harris Group, Inc.
                  File Numbers 814-176

Dear Mr. Greene:

We received your verbal comments on March 25, 2005 regarding the preliminary proxy materials on Schedule 14A for Harris & Harris Group, Inc. (the "Company"), as filed by us on March 17, 2005.

After due consideration to your comments, below is a discussion of the responses and changes to the Company's Proxy materials. These changes have been reflected in the definitive proxy materials filed on Schedule 14A on April 5, 2005.

In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments, the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in your review of our filing or in response to your comments on our filing.

For ease of reference, the comments of the staff of the Commission are set forth below in italics. The response of the Company to each of the staff's comments is set forth immediately below the text of the comment to which it relates. Unless otherwise indicated, page references are to the pages in the proxy statement included with the definitive proxy materials.

The Company's responses to your comments are as follows:

1. You asked that we include a bold statement on the proxy card itself stating that "[u]nless instructions to the contrary are marked, shares represented by the proxies will be voted "for" all the proposals."

      As agreed by you on the telephone, we did not change the disclosure on the proxy card because it already contains a more detailed statement in bold that "[w]hen properly executed, this proxy will be voted as specified and in accordance with the accompanying proxy statement. If no instruction is indicated, this proxy will be voted "FOR" items 1, 2, 3, 4A, 4B, 4C, 4D, 4E, 4F and 4G."

2. You noted that on page 2 of the proxy statement, we state that "the directors will be elected by a plurality (emphasis added) of the votes cast," and asked that we explain what is meant by "plurality."

      We have complied with this comment. See page 2 of the proxy statement.

3. You noted that on page 2 of the proxy statement, we state that "because abstentions and broker non-votes are treated as shares present but not voting, any votes withheld, (emphasis added) abstentions and broker non-votes will have the effect of votes against these proposals." You asked that we explain what "any votes withheld" means in this context.

      We have removed the reference to "any votes withheld" because votes are withheld only with respect to Proposal 1, the election of Directors. See page 2.

4. You asked that we add a statement on page 4 as to whether the nominees have agreed to serve if elected and whether they consented to being referenced in the proxy statement.

      We have complied with this comment. See page 4.

5. You asked that we explain the meaning of the word "metrics" in Lori D. Pressman's biography on page 6.

      We have complied with this comment. See page 6.

6. You asked that we update all tables in which directors are listed so as to separate interested and non-interested directors.

      We have complied with this comment. See pages 8 and 14.

7. Above the caption "Board Committees" on page 9, you asked that we bold the statement "all of whom except Mr. Harris are independent both under the rules of the NASD and for the purposes of the 1940 Act."

      We have complied with this comment. See page 9.

Proposal 2 (Sale of Rights) - Pages 25 - 27

8. You ask that we indicate whether any proposed sale of rights would be registered or unregistered, whether it would be underwritten or not, that we be clear throughout the disclosure which type of rights we are discussing, i.e., transferable or non-transferable, and that we include a more comprehensive list of the types of securities that might accompany the rights and the types of long-term rights.

      Section 61(a) only requires shareholder approval of the general proposal, not of any specific transaction. Thus, we are prepared to mention additional possibilities but believe it to be inappropriate under Section 61(a) to describe a specific proposal or constrain the freedom of the board to act on a general authorization. We have added additional disclosure regarding the additional possibilities and clarified the disclosure where possible. See pages 25 - 27.

9. You asked that we add risk language on page 25 regarding leverage risk or add a cross-reference to such a risk located elsewhere in the proxy statement.

      We have complied with this comment by adding a cross reference to the leverage risk located on page 27. See page 25.

10. You asked that we include an example in the first paragraph on page 25.

      We have complied with this comment. See page 25.

11. You asked that we check the reference to Section 61(a) in the first paragraph on page 25 and asked whether we meant to reference Section 63(2).

      Section 61(a) of the Investment Company Act of 1940 is the reference we intended to cite because it authorizes a business development company to issue rights subject to certain requirements.

12. You asked whether we have policies and procedures pursuant to Section 63(2)(A) and whether the two votes mentioned there have been carried out.

      Section 63(2)(A) permits a business development company to sell its common stock at a price below the current net asset value of such stock if the holders of a majority of such business development company's outstanding voting securities, and the holders of a majority of such company's outstanding voting securities that are not affiliated persons of such company, approved the policy and practice of making such sales of securities within one year prior to any such sale. This section does not require the Company to have specific procedures, and the required votes approving the policy and practice of making the sale of rights are being carried out pursuant to this proxy statement and the board resolution approving the proposals in this proxy statement.

13. On page 26, in the paragraph beginning with "[t]he board also believes that increasing," in the second sentence, you asked that we add to the words "resulting from the exercise" after the words"[t]he issuance of additional common shares."

      We have complied with this comment. See page 26.

14. In the third full paragraph on page 26, you asked that we add the words "of the rights" after the words "at the time of issuance."

      We have complied with this comment. See page 26.

15. In the third full paragraph on page 27, you asked us to clarify what we mean by "public or non-public."

      We have complied with this comment by revising the disclosure to state "registered and non-registered." See page 27.

16. You asked that we add some language at the end of the section "Dilution" on page 27 stating that there could be adverse affects on shareholders who do not subscribe for their full allotment.

      We have complied with this comment. See page 27.

17. You asked that we add some disclosure on page 27 under "Leverage" stating that if any debt is issued, common shareholders would bear the cost.

      We have complied with this comment. See page 27.

18. You asked that we explain supplementally how we would do transferable rights offerings privately.

      Our disclosure sought to make clear and, with our additional insertion, makes even clearer, the discussion of short-term rights offerings is only to explain why the Company wants shareholder approval to be able to do something other than transferable short-term rights offerings. See page 25.

Proposal 4 (Removal of Certain Investment Restrictions) Pages 30 - 35

19. You asked that we modify the disclosure on page 30 to clarify that shareholders will vote on proposals 4A - 4G and not one bundled proposal.

      We have complied with this comment. See page 30.

20. You asked us to supplementally inform you what the basis is for our belief that we are not required to take any action to remove the investment restrictions because their removal is inherent in becoming a business development company as we note on page 30 of the proxy statement.

      Investment companies are required to have investment restrictions pursuant to Section 8 of the 1940 Act. We are no longer subject to Section 8 because of our election to be a business development company pursuant to Section 54 of the 1940 Act. Although we believe that we were not required to take any action to remove these restrictions because their removal is inherent in becoming a business development company and no longer being subject to Section 8, we have included proposals 4A - 4G for the sake of clarity since the 1940 Act does not expressly provide this result.

21. Under Proposal 4E, you asked that we add disclosure stating that real estate can be less liquid and have valuation issues.

      We have complied with this comment. See page 33.

22. Under Proposal 4F, you asked that we delete the last sentence in the second paragraph stating that "all of our assets so invested would be subject to risk of loss."

      We have complied with this comment. See page 34.

23. You asked about what the shareholder notification requirements are for non-Rule 8 proposals.

      The third to the last and second to the last paragraphs on page 36 already contains a detailed description of the notice requirements for non-Rule 8 proposals. See page 36.

      We believe that the above responses adequately respond to the concerns raised in your comments. We have filed the revised proxy statement with the definitive materials on Schedule 14A. In addition, on March 29, 2005, I sent you an email with the changed pages reflecting our responses to your comments. We are attaching a copy of these pages herewith. Should you have any additional comments or concerns, please feel free to contact the undersigned at 212-582-0900, extension 15.

                                            Sincerely,

                                            /s/ Sandra Matrick Forman
                                            -------------------------

                                            Sandra Matrick Forman

      cc: Charles Harris

      Any proxy given pursuant to this solicitation may be revoked by a shareholder at any time, before it is exercised, by written notification delivered to our Secretary, by voting in person at the Annual Meeting, or by executing another proxy bearing a later date. If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Annual Meeting only if you obtain proper written authority, from your institution or nominee, that you present at the Annual Meeting.

      Approval of any of the matters submitted for stockholder approval requires that a quorum be present. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as shares present at the Annual Meeting for purposes of determining the existence of a quorum. Broker non-votes are proxies received by us from brokers or nominees when the broker or nominee neither has received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote on the particular matter.

      If a quorum is present (in person or by proxy), (i) for Proposal 1, the directors will be elected by a plurality of the votes cast (i.e., the highest number of votes cast for each of the 10 director slots); (ii) for Proposal 2, the financing proposal will be approved if a majority of the votes cast are cast in favor; (iii) for Proposal 3, the proposed amendment to the Certificate of Incorporation will be approved if a majority of the shares outstanding and entitled to vote are cast in favor; and (iv) for Proposals 4A, 4B, 4C, 4D, 4E, 4F and 4G, approval of the proposal with respect to the removal of each investment restriction will be approved if either (a) more than 50 percent of the shares outstanding on the record date are cast in favor or (b) 67 percent or more of the shares represented at the meeting are cast in favor. All other matters being submitted to shareholder vote pursuant to the Notice of Annual Meeting will be approved if a quorum is present in person or by proxy and a majority of the votes cast on a particular matter are cast in favor of that matter. For purposes of Proposals 1, 3 and unspecified matters that come before the meeting, votes withheld or abstentions will not be counted as votes cast on the matter and will have no affect on the result of the vote.

      A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If your broker holds your shares in its "street" name, the broker may vote your shares on Proposal 1 (Election of Directors), Proposal 3 (Amend the Certificate of Incorporation) and unspecified matters that come before the meeting even if it does not receive instructions from you. For purposes of Proposal 2 (Financing), and Proposals 4A, 4B, 4C, 4D, 4E, 4F and 4G (Removal of Investment Restrictions), because abstentions and broker non-votes are treated as shares present but not voting, any abstentions and broker non-votes will have the effect of votes against these proposals.

      Proxies are being solicited by Innisfree M&A Incorporated, pursuant to its standard contract as proxy solicitor, the cost of which will be borne by us and is estimated to be approximately $7,500. Proxies will be solicited by telephone or by mail. All expenses of preparing, printing, mailing, and delivering proxies, and all materials used in the solicitation of proxies, will be borne by us. Proxies may also be solicited by officers and regular employees of the Company personally, by telephone or otherwise, but these persons will not be specifically

                              ELECTION OF DIRECTORS

                                (Proposal No. 1)

      The 10 nominees listed below, all of whom currently serve as directors, have been nominated to serve as our directors until the next Annual Meeting or until their respective successors are duly elected and qualified. Although it is not anticipated that any of the nominees will be unable or unwilling to serve, in the unexpected event that any such nominees should become unable or decline to serve, it is intended that votes will be cast for substitute nominees designated by our present Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL THE NOMINEES.

Nominees

      Certain information, as of March 14, 2005, with respect to each of the 10 nominees for election at the Annual Meeting is set forth below, including their names, ages and a brief description of their recent business experience, including present occupations and employment, certain directorships held by each and the year in which each became a director of the Company. All the nominees have agreed to serve if elected and consent to being referred to in this proxy statement. The nominees for election as directors of the Company have been divided into two groups -- interested directors and independent directors. Interested directors are "interested persons" as defined in the 1940 Act or persons who may be considered an "interested person" because of consulting work done for us. All 10 nominees are currently directors of the Company. We do not have an advisory board.

                              Interested Directors

      Charles E. Harris. Mr. Harris, age 62, has been a Director and Chairman of our Board of Directors since April 1984 and a Managing Director since January 2004. He also served as our Chief Compliance Officer from February 1997 to February 2001. Mr. Harris is a Director of Harris & Harris Enterprises, Inc., a wholly owned subsidiary of Harris & Harris Group, Inc., since 1998. He served as a member of the Advisory Panel for the Congressional Office of Technology Assessment. Prior to joining us, he was Chairman of Wood, Struthers and Winthrop Management Corporation, the investment advisory subsidiary of Donaldson, Lufkin and Jenrette. He is a member of the New York Society of Security Analysts. He has served as a control person, director and trustee of various public and private companies and not-for-profit institutions. Currently, he is Co-Chairman of the President's Council of Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the fields of molecular biology and genetics. He also serves as a Trustee and head of the audit committee of the Nidus Center, a not-for-profit life sciences business incubator in St. Louis, Missouri, and he is a life-sustaining fellow of MIT and a shareholder of its Entrepreneurship Center. He was graduated from Princeton University (A.B., 1964) and Columbia University Graduate School of Business (M.B.A., 1967). He is an "interested person" as defined in Section 2(a)(19) of the 1940 Act, as a beneficial owner of more than five percent of our common stock, as a control person and as one of our officers. In addition, his wife serves as our corporate secretary.

      Kelly S. Kirkpatrick. Ms. Kirkpatrick, age 38, has served as a member of our board of directors since March 2002. She has served as a consultant to us on nanotechnology and in our due diligence work on certain prospective investments. She is an independent business consultant assessing and advising on early stage, technology start-ups for venture capital companies. From 2000 to 2002, she served in the Office of the Executive Vice Provost of Columbia University as Director of the Columbia University Nanotechnology Initiative and as Director for Research and Technology Initiatives. From 1998 to 2000, she served in the White House Office of Science and Technology Policy as a Senior Policy Analyst involved in the National Nanotechnology Initiative. She was graduated from University of Richmond (B.S., Chemistry with a business option) and Northwestern University (Ph.D., Materials Science and Engineering). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

      Lori D. Pressman. Ms. Pressman, age 47, has served as a member of our board of directors since March 2002. She has served as a consultant to us on tiny technology, intellectual property and in our due diligence work on certain prospective investments. She also acts as an observer for us at board meetings of certain investee companies in the Boston area. She is a business consultant providing advisory services to start-ups and venture capital companies. She consults internationally on technology transfer practices and statistics, for non-profit and government organizations. From 1999 to 2001, she was Chair of the Survey Statistics and Metrics Committee of the Association of University Technology Managers. From September 1989 to July 2000, she was employed by MIT in its Technology Licensing Office, as a Technology Licensing Officer from 1989 to 1995 and as Assistant Director from 1996 to 2000. She was graduated from the Massachusetts Institute of Technology (S.B., Physics) and the Columbia School of Engineering (MSEE). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

                              Independent Directors

      Dr. C. Wayne Bardin. Dr. Bardin, age 70, has served as a member of our board of directors since December 1994. Since 1996, he has served as the President of Bardin LLC, a consulting firm to pharmaceutical companies. From 1998 to 2003, he served as President of Thyreos Corp., a privately held, start-up, pharmaceutical company. His professional appointments have included:
Professor of Medicine, Chief of the Division of Endocrinology, The Milton S. Hershey Medical Center of Pennsylvania State University, and Senior Investigator, Endocrinology Branch, National Cancer Institute. He has also served as a consultant to several pharmaceutical companies. He has been appointed to the editorial boards of 15 journals. He has also served on national and international committees and boards for the National Institutes of Health, World Health Organization, The Ford Foundation and numerous scientific societies. He was graduated from Rice University (B.A.), Baylor University (M.S., M.D.) and he received a Doctor Honoris Causa from the University of Caen, the University of Paris and the University of Helsinki.

      Dr. Phillip A. Bauman. Dr. Bauman, age 49, has served as a member of our board of directors since February 1998. He is Senior Attending of Orthopedic Surgery at St. Luke's/Roosevelt Hospital Center in Manhattan and has served as an elected member of the executive committee of the Medical Board since 2000. He has been Assistant Professor of

Special Assistant to U.S. Senator John Heinz. He was graduated from Emory University (B.A,), Cornell University (M.B.A) and Vlerick LeuvenGent Business School (M.B.A.).

      Charles E. Ramsey. Mr. Ramsey, age 62, has served as a member of our board of directors since October 2002. He has been a consultant since 1997. He is a retired founder and principal of Ramsey/Beirne Associates, Inc., an executive search firm that specialized in recruiting top officers for high technology companies, many of which were backed by venture capital. An active investor, he is a director of one privately held company. He works on construction projects in Nicaragua as a member of the Nicaraguan Initiative Committee for the Presbyterian Churches of the Hudson River and as Chair of Bridges to Community, a non-governmental organization dedicated to construction projects in Nicaragua. He was graduated from Wittenberg University (B.A.).

      James E. Roberts. Mr. Roberts, age 59, has served as a member of our board of directors since 1995. Since 2002, he has been Executive Vice President and Chief Underwriting Officer of the Reinsurance Division of Alea North America Company. From October 1999 to November 2002, he was Chairman and Chief Executive Officer of the Insurance Corporation of New York, Dakota Specialty Insurance Company, and Recor Insurance Company Inc., all members of the Trenwick Group, Ltd. From October 1999 to March 2000, he served as Vice Chairman of Chartwell Reinsurance Company. Prior to assuming those positions, he was Vice Chairman of Trenwick America Reinsurance Corporation from May 1995 to March 2000. He was graduated from Cornell University (A.B.).

      Set forth below is the dollar range of equity securities beneficially owned by each director or nominee as of March 14, 2005.

      ======================================================================
                                          Dollar Range of Equity Securities
          Name of Director or Nominee       Beneficially Owned (1)(2)(3)
      ----------------------------------------------------------------------
      Independent Directors
      Dr. C. Wayne Bardin                           Over $100,000
      Dr. Phillip A Bauman                          Over $100,000
      G. Morgan Browne                              Over $100,000
      Dugald A. Fletcher                            Over $100,000
      Mark A. Parsells                             $10,001-$50,000
      Charles E. Ramsey                             Over $100,000
      James E. Roberts                              Over $100,000

      Interested Directors
      Charles E. Harris (4)                         Over $100,000
      Kelly S. Kirkpatrick (5)                   $50,001 - $100,000
      Lori D. Pressman (5)                       $50,001 - $100,000
      ======================================================================

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

(2)   The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.

(3) The dollar ranges are based on the price of the equity securities as of March 14, 2005.

(4) Denotes an individual who is an "interested person" as defined in the 1940 Act.

(5) Denotes an individual who may be considered an "interested person" because of consulting work performed for us.

Board of Directors and Committees

      In 2004, there were 10 meetings of the Board of Directors of the Company, and the full Board acted 11 times by unanimous written consent. No director attended fewer than 75 percent of the aggregate of Board of Directors' and applicable committee meetings on which each director served (during the periods that they so served).

      It is a policy of the Company that a portion of our directors are encouraged to attend annual meetings of shareholders. In 2004, six directors attended the annual meeting.

      Shareholders and other interested parties may contact the Board or any member of the Board by mail. To communicate with the Board or any member of the Board, correspondence should be addressed to the Board or the Board members with whom you wish to communicate by either name or title. All such correspondence should be sent c/o Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019. Such correspondence will be forwarded to the appropriate board member or members after screening to eliminate marketing and junk mail.

      The Company's Board of Directors currently has six committees comprised of the following members, all of whom except Mr. Harris are independent both under the rules of the NASD and for the purposes of the 1940 Act:

                                Board Committees

--------------------------- ------------------------- --------------------------
      Executive                   Audit                   Compensation
--------------------------- ------------------------- --------------------------

Charles E. Harris (1)       Dugald A. Fletcher (1)    James E. Roberts (1)
Dr. C. Wayne Bardin         Dr. Phillip A. Bauman     Dr. Phillip A. Bauman
G. Morgan Browne            G. Morgan Browne          Mark A. Parsells
James E. Roberts            James E. Roberts          Charles E. Ramsey
--------------------------- ------------------------- --------------------------

-------------------------- ------------------------- ---------------------------
      Nominating                 Valuation             Independent Directors
-------------------------- ------------------------- ---------------------------

Dr. C. Wayne Bardin (1)    Dugald A. Fletcher (1)    G. Morgan Browne (1)
Dr. Phillip A. Bauman      Dr. C. Wayne Bardin       Dr. C. Wayne Bardin
Mark A. Parsells           G. Morgan Browne          Dr. Phillip A. Bauman
Charles E. Ramsey          Mark A. Parsells          Dugald A. Fletcher
                           James E. Roberts          Mark A. Parsells
                                                     Charles E. Ramsey
                                                     James E. Roberts
-------------------------- ------------------------- ---------------------------

(1)   Denotes the Chairman of the Committee.

Executive Committee

The Executive Committee meets from time to time between regular meetings of the Board of Directors and exercises the authority of the Board to the extent provided by law. The

                                       Amount and Nature        Percentage of
                                          of Beneficial       Outstanding Common
Name and Address of Beneficial Owner       Ownership            Shares Owned
------------------------------------   -----------------      ------------------

Independent Directors:
  Dr. C. Wayne Bardin................      22,317(1)                  *
  Dr. Phillip A. Bauman..............      23,483(2)                  *
  G. Morgan Browne...................       34,172                    *
  Dugald A. Fletcher.................       15,537                    *
  Mark A. Parsells...................        1,028(3)                 *
  Charles E. Ramsey..................       28,830                    *
  James E. Roberts...................       17,265                    *

Interested Directors:
  Charles E. and Susan T. Harris.....    1,050,893(4)                6.1
  Kelly S. Kirkpatrick...............        4,210                    *
  Lori D. Pressman...................        4,769                    *

Executive Officers:
  Alexei A. Andreev..................            0                    *
  Sandra M. Forman...................            0                    *
  Douglas W. Jamison.................          625                    *
  Daniel V. Leff.....................          300                    *
  Mel P. Melsheimer..................       80,210(5)                 *
  Helene B. Shavin...................        3,000                    *
  Daniel B. Wolfe....................            0                    *

All directors and executive
  officers as
  a group (18 persons)...............    1,286,639                   7.5

5% Shareholders:
  Essex Investment Management
   Co., LLC
    125 High Street, 29th Floor
    Boston, MA 02110.................      950,411(6)                5.51

----------
* Less than 1%.

(1) Includes 3,786 shares owned by Bardin LLC for the Bardin LLC Profit-Sharing Keogh.

(2) Includes 5,637 shares owned by Ms. Milbry C. Polk, Dr. Bauman's wife; 100 shares owned by Adelaide Polk-Bauman, Dr. Bauman's daughter; 100 shares owned by Milbry Polk-Bauman, Dr. Bauman's daughter; and 100 shares owned by Mary Polk-Bauman, Dr. Bauman's daughter. Ms. Milbry C. Polk is the custodian for the accounts of the three children.

(3)   All shares are owned jointly with Mr. Parsells's wife.

(4) Includes 1,039,559 shares owned by Mrs. Harris, our Corporate Secretary, and 11,334 shares owned by Mr. Harris.

(5) Includes 13,334 shares which are owned jointly by Mr. Melsheimer and his wife. Mr. Melsheimer retired, pursuant to our Executive Mandatory Retirement Plan, on December 31, 2004.

(6)   As of February 28, 2005.

                                                         Total Compensation Paid
Name of Director            Aggregate Compensation ($)       to Directors ($)
-------------------------   --------------------------  ------------------------

Independent Directors:
Dr. C. Wayne Bardin                  27,000                    27,000
Dr. Phillip A. Bauman                25,000                    25,000
G. Morgan Browne                     28,000                    28,000
Dugald A. Fletcher                   31,000                    31,000
Mark A. Parsells(1)                  25,163                    25,163
Charles E. Ramsey                    21,000                    21,000
James E. Roberts(2)                  24,097                    24,097

Interested Directors:
Kelly S. Kirkpatrick(3)              26,620                    26,620
Lori D. Pressman(4)                 123,861                   123,861
Charles E. Harris(5)                      0                         0

----------
(1) Includes $2,163 for reimbursement for travel expenses to attend board meetings.

(2) Includes $1,097 for reimbursement for travel expenses to attend board meetings.

(3) Includes $2,032 for reimbursement for travel expenses to attend board meetings and $3,588 for consulting services. Ms. Kirkpatrick may be considered an "interested person" because of consulting work performed for us.

(4) Includes $2,486 for reimbursement for travel expenses to attend board meetings and $99,375 for consulting services. Ms. Pressman may be considered an "interested person" because of consulting work performed for us.

(5)   Mr. Harris is an "interested person" as defined in the 1940 Act.

      In 2005, the directors who are not officers will receive $1,500 for each meeting of the Board of Directors and $1,500 for each committee meeting they attend, in addition to a monthly retainer of $750. From June 18, 1998, through December 2004, directors who were not officers received $1,000 for each meeting of the Board of Directors and $1,000 for each committee meeting they attended, in addition to a monthly retainer of $500. Prior to June 18, 1998, the directors were paid $500 for committee meetings and no monthly retainer. We also reimburse our directors for travel, lodging and related expenses they incur in attending board and committee meetings. The total compensation and reimbursement for expenses paid to all directors in 2004 was $237,971.

      In 1998, the Board of Directors approved that effective January 1, 1998, 50 percent of all director fees be used to purchase our common stock from us. However, effective March 1, 1999, the Board of Directors approved that directors purchase our common stock in the open market, rather than from us. During 2000 and 2001, the outside directors (i.e., all directors except Mr. Harris) bought a total of 15,818 and 7,944 shares, respectively, in the open market. In 2002, the outside directors bought 9,524 shares in the open market and 43,426 shares through exercise of rights in a public offering of our common stock. In 2003 and 2004, the directors bought 7,860 and 9,543 shares, respectively, in the open market.

            SALE OF RIGHTS TO PURCHASE COMMON STOCK AT NOT
            LESS THAN THE GREATER OF THE MARKET VALUE OR THE
            NET ASSET VALUE PER SHARE AT THE TIME OF ISSUANCE

                                (Proposal No. 2)

Proposal

      During the coming year, the Board of Directors believes it would be in our best interest to have the ability to offer long-term rights (which may be accompanied by or be part of other securities -- e.g., convertible debt, convertible preferred securities, warrants and debt securities or warrants and preferred securities) to purchase common stock at an exercise price that will not be less than the greater of the market value or the net asset value per share at the time of issuance of such long-term rights. For example, if the securities are priced for issuance on June 30 and at that time the net asset value per share is $3.00 and the market price is $7.00, the exercise price will not be less than $7.00, subject to anti-dilution adjustments. Section 61(a) of the 1940 Act permits a business development company such as us to sell such securities on such terms (and to issue shares of common stock upon their exercise) only if several conditions are satisfied. Specifically, such proposal must be approved by a majority of the independent directors and shareholders of the issuer within 12 months prior to sale. In addition, a majority of the issuer's independent directors must determine in good faith that the issuance of such securities is in the best interests of the Company and our shareholders and that the price at which such rights or other securities are to be sold (which refers to the exercise or conversion price in the case of rights such as warrants, options or conversion rights) is not less than a price which closely approximates the market value for the underlying shares of common stock at the time of issuance of such rights or other securities. Finally, the long-term rights or other securities outstanding at any particular time may not be exercisable or convertible for more than 25% of the common stock outstanding at that time. The subsequent issuance of shares upon exercise of properly authorized rights is permitted without regard to net asset value or market value at the time of exercise. As our Board of Directors has done each year since 2002, it has approved and recommends to the shareholders for their approval a proposal authorizing us, over the next year, to issue long-term rights to purchase common stock (subject to the 25% limitation stated above) at exercise prices that will not be less than the greater of the market value or the net asset value per share at the time of issuance of such rights. Upon obtaining the requisite shareholder approval, we will comply with the foregoing requirements in connection with any financing undertaken pursuant to this proposal. See below for a discussion of the risks of dilution and leverage.

      We may determine to issue such rights and/or other securities in a registered public offering or may issue them in a private placement either with or without an obligation to seek to register their resale at the request of the holders. We may also determine to use an underwriter or placement agent to assist in selling such securities if we conclude that doing so would assist in marketing such securities on favorable terms.

Reasons for the Proposal

      Management and the Board of Directors have determined that it would be advantageous to us to have the ability to sell, either alone or as part of another security, warrants, options or rights to purchase common stock in connection with our financing and capital raising activities. This ability may give us a cost-effective way to raise capital. Our Board of Directors has determined that it would be in the best interest of the Company and our shareholders to be in a position to increase our assets so that we may be in a better position to be a lead investor more often, to make follow-on investments and take advantage of attractive new investment opportunities in tiny technology, including nanotechnology, microsystems and microelectromechanical systems (MEMS), augment working capital, increase the diversification of our portfolio and achieve other net benefits to us. We believe that our prior investment and expertise in the tiny technology sector are likely to lead to several attractive investment opportunities in the tiny technology sector becoming available to us over the next one to two years. We do not have any current plans to issue rights or other securities and would determine to do so only after reviewing the pace at which we are investing the proceeds of our recent stock offerings and the level and attractiveness of investment opportunities becoming available.

      The Board also believes that increasing our assets will lower our expense ratio by spreading our fixed costs over a larger asset base. The issuance of additional common stock resulting from the exercise might also enhance the liquidity of our common stock on the Nasdaq National Market.

      Although we are permitted without shareholder approval to engage in rights offerings to our existing shareholders of short-term rights to purchase common stock at less than net asset value per share, these offerings must either be non-transferable, in which case shareholders who decide not to participate will have no means of capturing any portion of the value of the right to acquire shares at a discount, or, if they involve transferable rights, must be limited in frequency and size in such a manner that we can increase our capital base in any particular year by only approximately 25 percent less the effect of the discount. In addition, offerings of transferable rights for which the exercise price is at a discount to net asset value may be made only once per year. In
2002, we made such a transferable rights offering and believe that the investment opportunities in tiny technology over the coming year are likely to be sufficient to justify raising capital should we choose to do so. Any such decision to raise capital would take into account likely investment opportunities and liquid assets on hand, including possible sale of freely marketable corporate securities. Inasmuch as the Board of Directors believes that it would not be in the best interests of shareholders for us to engage in large scale nontransferable rights offerings at a discount, it believes that the proposal is an attractive way to give us additional flexibility over and above the limited amount that can be raised in any year without shareholder approval through short-term transferable rights offerings to take advantage of investment opportunities that may arise over the next one or two years.

      The Board of Directors has approved and is seeking shareholder approval of the proposal described above to sell, either alone or as part of another security, warrants, options or rights to purchase common stock. The final terms of any such sale, including price, term, and vesting requirements, would be determined by the Board of Directors at the time of issuance of the rights. Also, the nature and amount of consideration that would be received by us at the time of issuance and the use of any such consideration would be considered and approved by the Board of Directors at the time of issuance. Any such issuance may be made pursuant to either a registered or non-registered offering, as determined by the Board of Directors in an appropriate manner prior to the time of issuance. Any such sale would be anticipated to result in a potential increase in the number of outstanding shares of common stock. The long-term rights or other securities outstanding at any particular time may not be exercisable or convertible for more than 25% of the common stock outstanding at that time.

Dilution

      Any such sale, other than to existing shareholders, would be potentially dilutive to the voting power of existing shareholders and could be dilutive with regard to dividends and other economic aspects of the common stock. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted. In addition, because the exercise price per share at the time of exercise could well be less than the net asset value per share at the time of exercise and because we could well incur expenses in connection with any such sale, such exercise could result in a dilution of net asset value per share at the time of exercise for all shareholders. Such dilution would disproportionately affect shareholders who own less than their proportional share of such rights.

Leverage

      Any long-term rights issued may be accompanied by or be part of other securities, including convertible debt or convertible preferred securities. If we issue convertible debt or convertible preferred securities or debt or preferred securities accompanied by long-term rights, such issuance would result in the use of leverage by us and would require us to make periodic interest or dividend payments. The use of leverage results in additional risks and can magnify the effect of any losses. If the income and gains earned on securities purchased with the proceeds of such convertible securities are greater than the cost of leverage, our return on the shares will be greater than if leverage had not been used. Conversely, if the income or gains from the securities purchased with such proceeds does not cover the cost of leverage, the return to us will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Also, the cost of interest or dividend payments on any debt or preferred securities issued will be borne by the common shareholders.

      THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

                     REMOVAL OF CERTAIN INVESTMENT RESTRICTIONS

                              (Proposals No. 4A-4G)

Proposals

      The Board of Directors, including the independent directors, has proposed that shareholders approve the elimination of certain fundamental investment restrictions we adopted years ago, prior to our becoming a business development company, when we were an investment company. We are proposing this change because we are concerned that these investment restrictions are outdated and could inappropriately limit our operations going forward. The Board recently reviewed each of our investment restrictions and determined that it would be in the best interests of shareholders to eliminate certain investment restrictions that are not required under applicable law.

      Under the 1940 Act, a registered investment company is required to recite its policy with respect to certain investment activities. Under the 1940 Act, an investment policy that is classified as "fundamental" may not be changed without the approval of a company's shareholders. When we were a registered investment company, we adopted certain fundamental investment restrictions as required by the 1940 Act. The provisions of the 1940 Act regarding fundamental investment restrictions and objectives are not applicable to business development companies. When we elected to be treated as a business development company, we did not formally remove these investment restrictions. Although we believe that we were not required to take any action to remove these restrictions, because their removal is inherent in becoming a business development company, the 1940 Act does not expressly provide this result and our Board of Directors is recommending that the shareholders approve these proposals to ensure there is no doubt that they are not applicable. We reserve the right to take the position that none of the restrictions are in effect even if shareholders do not approve their removal.

      Although the proposed elimination of the investment restrictions generally would give us broader authority to make certain investments or engage in certain investment practices, we do not currently intend to change in any way our investment strategy or operations. In addition, many of the investment restrictions are no longer relevant to our business strategy. The proposal was approved by the Board of Directors, subject to shareholder approval, at a meeting held on March 10, 2005.

      At the Annual Meeting, shareholders will vote on the proposal to remove the investment restrictions listed below. If approved, the removal of these investment restrictions will become effective immediately. If these proposals are not approved, the current restrictions will remain in effect unless we are correct in our assessment that they do not apply. If these restrictions do remain in effect, we will be limited in our future ability to implement certain techniques, while other business development companies will be able to implement those techniques because they do not have these restrictions.

      Although we have no present intention to make loans of money or property to any person, except through loans and guaranties to entities, if we were to do so, we could be subject to a default on the loan resulting in a loss of such assets.

      The Board of Directors proposes that shareholders remove the above-referenced investment restriction regarding making loans, because such an investment restriction is not relevant to the Company, which does not have an investment objective and is not required to have any policy regarding loans.

                                   PROPOSAL 4D

                          INVESTMENT RESTRICTION REGARDING
                             UNDERWRITING SECURITIES

      The fundamental investment restriction regarding underwriting securities currently reads as follows:

      "[The Company may not] underwrite the securities of other issuers, except to the extent that in connection with the disposition of portfolio securities or the sale of its own securities we may be deemed to be an underwriter."

      Although the modern structure of underwriting securities entails little risk to the underwriters, who rarely enter into an underwriting agreement covering more shares than they have sold, it is possible that engaging in underwriting would impose on us a risk of loss on unsold securities. The Board of Directors proposes that shareholders remove the above-referenced investment restriction regarding underwriting securities, because such an investment restriction is not required for a business development company, although we have no present intention to underwrite securities.

                                   PROPOSAL 4E

                INVESTMENT RESTRICTION REGARDING THE PURCHASE
                             OR SALE OF REAL ESTATE

      The fundamental investment restriction regarding the purchase or sale of real estate currently reads as follows:

       "[The Company may not] purchase or sell real estate or interests therein in excess of its total assets or interests therein in excess of its total assets."

      If we were to purchase real estate, we would be subject to the risk that the value in such real estate could decline because of adverse developments affecting the real estate that we had purchased and/or the real estate industry and real property values. In addition, real estate can be less liquid and be difficult to value.

      The Board of Directors proposes that shareholders remove the above-referenced investment restriction regarding the sale of real estate, because such an investment restriction is not required for a business development company, although we have no present intention to purchase or sell real estate.
                                   PROPOSAL 4F

                      INVESTMENT RESTRICTION REGARDING THE
                         PURCHASE OR SALE OF COMMODITIES

      The fundamental investment restriction regarding the purchase or sale of commodities currently reads as follows:

      "[The Company may not] purchase or sell commodities or purchase or sell commodity contracts except for hedging purposes or in connection with business operations and except for precious metals and coins."

      The prices of the commodities, currencies and other instruments are volatile and market movements are difficult to predict. Therefore, there could be a risk that our ability to dispose of a commodities contract or enter into an offsetting contract may be limited.

      The Board of Directors proposes that shareholders remove the above-referenced investment restriction regarding the purchase or sale of commodities, because such an investment restriction is not required for a business development company, although the Company has no present intention to purchase or sell commodities.

                                   PROPOSAL 4G

                INVESTMENT RESTRICTION REGARDING MAKING SHORT SALES

      The fundamental investment restriction regarding making short sales currently reads as follows:

      "[The Company may not] make any short sale of securities except in conformity with applicable laws, rules and regulations and unless, in giving effect to the sale, the market value of all securities sold short does not exceed 25%, except short sales "against the box" which are not subject to the limitation, of the value of our total assets and our aggregate short sales of a particular class of securities does not exceed 25% of the then-outstanding securities of that class."

      If Proposal 4G is adopted, the Company would have the authority to effect short sales. A short sale is a transaction in which a company sells a security it does not own by borrowing it from a broker, and consequently becomes obligated to replace that security. Making short sales would increase our risk of loss if the price of the security sold short increases between the time of the short sale and the time we replace the borrowed security. The amount of loss is theoretically unlimited. In addition, we would be obligated to replace the borrowed security at any time upon demand and might not be able to reborrow the security from other sources, in